UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **November 3, 2010**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.02   Results of Operations and Financial Condition.

On November 3, 2010, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three and nine months ended September 30, 2010. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report on Form 8-K, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report on Form 8-K, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on November 3, 2010, announcing its results of operations for the three and nine months ended September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: November 3, 2010   By: /s/ Lester C. Johnson
                                               Name: Lester C. Johnson
                                               Title: Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on November 3, 2010, announcing its results of operations for the three and nine months ended September 30, 2010.



Exhibit 99.1

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

<u>**For Immediate Release:**</u>


FELCOR REPORTS THIRD QUARTER RESULTS
- **RevPAR Growth Accelerating**
- **Portfolio Repositioning Continues**


  IRVING, Texas…November 3, 2010 - FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the third quarter ended September 30, 2010.

Summary:

- Same-store revenue per available room ("RevPAR") at 82 consolidated hotels increased 6.3% for the quarter and 7.9% for September.

- Adjusted EBITDA was $48.2 million and Adjusted FFO per share was $0.00 for the quarter, which was at the high-end of our expectations.

- Hotel EBITDA margin increased 67 basis points for the quarter, driven by a 2.1% increase in average daily rate, or ADR.

- Net loss was $89.3 million for the quarter.

- Acquired the 383-room Fairmont Copley Plaza for $98.5 million, an iconic hotel located in the heart of Boston's Back Bay.

- Began marketing the first group of hotels for disposition.

Third Quarter Operating Results:

  Same-store RevPAR for 82 consolidated hotels was $87.83 for the quarter, a 6.3% increase compared to the same period in 2009 (excluding 14 hotels we are marketing for sale, RevPAR for our portfolio increased 6.7% during the quarter compared to the same period in 2009). RevPAR at these 82 hotels increased 7.9% during September from a 5.1% occupancy increase and a 2.7% ADR increase, compared to the same period in 2009. The RevPAR increase for the quarter was driven by a 4.2% occupancy increase to 72.7% and a 2.1% ADR increase to $120.85, compared to the same period in 2009. RevPAR increased at 61 of our hotels and in every major market, except for Orlando.

  "The lodging industry fundamentals continue to strengthen, and we are pleased with our operating results for the quarter. While the booking window remains relatively short, group booking pace continues to improve each month, occupancy is improving and RevPAR growth is accelerating. We are taking advantage of the positive imbalance between demand and supply to remix our customer base and drive daily rates. During the quarter, ADR for our portfolio increased 2.1%, driven by a 14% increase of premium transient room nights," said Richard A. Smith, FelCor's President and Chief Executive Officer.

-more-

"We are focused on continuing to improve our overall portfolio quality, future growth rates and barriers-to-entry protection in order to increase shareholder value and return on invested capital. During the quarter, we acquired the Fairmont Copley Plaza. We have been very pleased with the performance of the hotel: RevPAR increased 14% for the hotel in September. In addition, we launched the second phase of asset sales bringing the first group of 14 hotels to market," added Mr. Smith.

Third quarter Hotel EBITDA was $55.5 million, compared to $50.7 million for the same period in 2009, a 9.4% increase. Hotel EBITDA represents EBITDA generated by 82 same-store consolidated hotels prior to corporate expenses and joint venture adjustments. Hotel EBITDA margin was 23.5%, a 67 basis point increase compared to the same period in 2009. Hotel EBITDA margins were better than expectations and benefited from a 2.1% increase in ADR, but were impacted by hotel-level expenses that did not occur last year, such as salary and bonus increases. Excluding the 14 hotels that we are marketing for sale, Hotel EBITDA margin increased 102 basis points compared to 2009.

Adjusted EBITDA was $48.2 million, compared to $45.3 million for the same period in 2009, a 6.4% increase, and was at the high-end of our expectations.

Adjusted funds from operations ("FFO") was a loss of $39,000 or $0.00 per share, compared to $9.0 million, or $0.14 per share, for the same period in 2009.

Net loss attributable to common stockholders was $98.5 million, or $1.04 per share, compared to $34.8 million, or $0.55 per share, for the same period in 2009. Net loss includes a $65.8 million non-cash impairment charge reflecting the reduced book values of eight of the 14 non-strategic hotels (three hotels comprise the majority of the impairment), as well as an $8.3 million gain on extinguishment of debt related to the disposition of one hotel. Prior year net loss included a $2.1 million impairment charge related to the sale of two hotels.

EBITDA, Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO, Adjusted FFO and Adjusted FFO per share are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 14 for a reconciliation of each of these measures to the most comparable GAAP financial measure and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Balance Sheet:

At September 30, 2010, we had $1.6 billion of consolidated debt outstanding, with a weighted average interest rate of 7.8%, and $192.5 million of cash and cash equivalents.

In July, we repaid two secured loans, totaling $5.6 million bearing an average interest rate of 8.3%, that were scheduled to mature next year.

On September 30, the Embassy Suites Hotel in Piscataway, New Jersey was transferred to the lender in full satisfaction of the $18 million loan secured by that hotel. We recorded an $8.2 million gain on the extinguishment of that debt (which reflects the principal amount of that loan in excess of the value of that hotel as reflected on our balance sheet). The hotel generated $750,000 of EBITDA during the trailing twelve months ended September 2010. We also continue to work with the special servicer to transfer the Embassy Suites Chicago - North Shore/Deerfield to the lender in full satisfaction of the $14 million loan secured by that hotel, which matured in May 2010.

"We successfully refinanced all of our near-term debt and eliminated all of our maturity issues. We also have reduced our leverage this year and now have 10 unencumbered hotels. As a result of the recent equity offering, debt repayments and improving EBITDA, we now expect to be cash flow positive for the year after capital expenditures. Furthermore, we expect cash flow growth to accelerate significantly with the recovery and expect to reduce our leverage significantly through improved operations and using proceeds from future asset sales to repay debt. We will continue to look for additional opportunities to reduce our average interest rate, increase our flexibility and ensure adequate long-term liquidity on an economically sound basis," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

Portfolio Management:

For the quarter and nine months ended September 30, 2010, we spent $10 million and $29 million, respectively, on capital improvements at our hotels (including our pro rata share of joint venture expenditures).

On August 17, we acquired the Fairmont Copley Plaza in Boston for $98.5 million from an affiliate of Fairmont Hotels & Resorts ("Fairmont"). This world-class icon is located on Copley Square in the heart of Boston's Back Bay neighborhood. The property has 383 guest rooms and suites and 23,000 square feet of meeting space. For the quarter, RevPAR for this hotel increased 8.6% and hotel EBITDA increased 33%, compared to the same period in 2009.

As part of our long-term strategic plan, we have begun a second phase of asset sales. During the third quarter, we began marketing the first 14 hotels, of which 11 are suburban or airport locations, and seven are located in Texas, Florida and Georgia. Additional hotels will be brought to market based on various factors and we will sell hotels only when we receive adequate pricing.

Outlook:

The lodging industry recovery is taking hold and RevPAR growth is accelerating, reflecting improved corporate transient and group demand and moderating supply growth. We expect this trend to continue, and also for our portfolio to maintain its superior market share as a result of our high-quality, diversified and renovated portfolio. Additionally, our hotels are affected less by new supply growth because the average number of rooms under construction in our markets is lower than the industry as a whole.

For 2010, we anticipate:
- *RevPAR* to increase between 3.75% and 4.5%;
- *Adjusted EBITDA* to be between $182 million and $185 million;
- *Adjusted FFO per share* to be between $(0.17) and $(0.13);
- *Net loss attributable to FelCor* to be between $163 million and $160 million; and
- *Interest expense* to be approximately $144 million.
- *Capital expenditures* to be approximately $42 million.
- *Weighted average shares and units* to be 80.9 million.

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor owns interests in 84 hotels and resorts, located in 23 states and Canada. FelCor's diversified, high-quality portfolio is flagged under leading brands such as - Hilton®, Doubletree®, Embassy Suites Hotels®, Marriott®, Renaissance®, Sheraton®, Westin®, Fairmont® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our third quarter earnings Conference Call on Wednesday, November 3, 2010, at 11:00 a.m. (Central Time). The conference call will be Webcast simultaneously on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call should go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "News Releases" page. The conference call replay will be archived on the Company's Web site.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Current economic circumstances or an economic slowdown and the impact on the lodging industry, operating risks associated with the hotel business, relationships with our property managers, risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements, our ability to complete acquisitions, dispositions and debt refinancing, the availability of capital, the impact on the travel industry from security precautions, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

SUPPLEMENTAL INFORMATION

INTRODUCTION

The following information is presented in order to help our investors understand FelCor's financial position as of and for the three and nine month periods ended September 30, 2010.

TABLE OF CONTENTS

(a)   Our consolidated statements of operations and balance sheets have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Quarterly Report on Form 10-Q.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Revenues:				
Hotel operating revenue:				
Room	$ 193,641	$ 178,795	$ 564,086	$ 539,949
Food and beverage	33,076	29,207	106,796	99,583
Other operating departments	15,227	14,258	43,055	42,484
Other revenue	1,421	1,280	2,793	2,554
Total revenues	243,365	223,540	716,730	684,570
Expenses:				
Hotel departmental expenses:				
Room	52,636	48,473	150,793	140,671
Food and beverage	27,830	25,657	84,623	80,647
Other operating departments	6,535	6,661	19,053	18,957
Other property related costs	69,894	63,778	201,701	191,961
Management and franchise fees	11,545	10,975	33,796	32,990
Taxes, insurance and lease expense	26,511	24,872	77,913	74,199
Corporate expenses	6,564	4,471	22,921	15,829
Depreciation and amortization	36,564	36,866	110,454	108,668
Impairment loss	65,849	—	79,245	—
Other expenses	1,331	1,031	2,693	3,486
Total operating expenses	305,259	222,784	783,192	667,408
Operating income (loss)	(61,894)	756	(66,462)	17,162
Interest expense, net	(35,147)	(24,015)	(107,678)	(67,301)
Extinguishment of debt	(225)	—	45,853	(594)
Loss before equity in income (loss) from unconsolidated entities	(97,266)	(23,259)	(128,287)	(50,733)
Equity in income (loss) from unconsolidated entities	302	488	(886)	(3,197)
Gain on sale of assets	—	723	—	723
Loss from continuing operations	(96,964)	(22,048)	(129,173)	(53,207)
Discontinued operations	7,684	(3,426)	(1,059)	(4,657)
Net loss	(89,280)	(25,474)	(130,232)	(57,864)
Net loss attributable to noncontrolling interests in other partnerships	173	174	77	66
Net loss attributable to redeemable noncontrolling interests in FelCor LP	297	160	571	399
Net loss attributable to FelCor	(88,810)	(25,140)	(129,584)	(57,399)
Preferred dividends	(9,678)	(9,678)	(29,034)	(29,034)
Net loss attributable to FelCor common stockholders	$ (98,488)	$ (34,818)	$ (158,618)	$ (86,433)
Basic and diluted per common share data:				
Loss from continuing operations	$ (1.12)	$ (0.50)	$ (2.10)	$ (1.30)
Net loss	$ (1.04)	$ (0.55)	$ (2.11)	$ (1.37)
Basic and diluted weighted average common shares outstanding	95,034	63,086	75,135	63,121

Consolidated Balance Sheets
(in thousands)

	September 30, 2010	December 31, 2009
Assets		
Investment in hotels, net of accumulated depreciation of $970,730 at September 30, 2010 and $916,604 at December 31, 2009	$ 2,101,244	$ 2,180,394
Investment in unconsolidated entities	102,957	82,040
Cash and cash equivalents	192,478	263,531
Restricted cash	20,586	18,708
Accounts receivable, net of allowance for doubtful accounts of $326 at September 30, 2010 and $406 at December 31, 2009	36,628	28,678
Deferred expenses, net of accumulated amortization of $15,811 at September 30, 2010 and $14,502 at December 31, 2009	21,701	19,977
Other assets	37,599	32,666
Total assets	$ 2,513,193	$ 2,625,994
Liabilities and Equity		
Debt, net of discount of $55,972 at September 30, 2010 and $64,267 at December 31, 2009	$ 1,573,402	$ 1,773,314
Distributions payable	66,615	37,580
Accrued expenses and other liabilities	180,560	131,339
Total liabilities	1,820,577	1,942,233
Commitments and contingencies		
Redeemable noncontrolling interests in FelCor LP at redemption value, 295 units issued and outstanding at September 30, 2010 and December 31, 2009	1,357	1,062
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at September 30, 2010 and December 31, 2009	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at September 30, 2010 and December 31, 2009	169,412	169,412
Common stock, $0.01 par value, 200,000 shares authorized and 101,038 and 69,413 shares issued, including shares in treasury, at September 30, 2010 and December 31, 2009, respectively	1,010	694
Additional paid-in capital	2,189,418	2,021,837
Accumulated other comprehensive income	24,800	23,528
Accumulated deficit	(1,951,451)	(1,792,822)
Less: Common stock in treasury, at cost, of 3,988 shares at September 30, 2010 and 3,845 shares at December 31, 2009	(72,245)	(71,895)
Total FelCor stockholders' equity	670,306	660,116
Noncontrolling interests in other partnerships	20,953	22,583
Total equity	691,259	682,699
Total liabilities and equity	$ 2,513,193	$ 2,625,994

Capital Expenditures
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Improvements and additions to majority-owned hotels	$ 9,448	16,926	27,841	62,465
Partners' pro rata share of additions to consolidated joint venture hotels	(81)	(381)	(203)	(758)
Pro rata share of additions to unconsolidated hotels	250	693	1,220	3,646
Total additions to hotels[a]	$ 9,617	$ 17,238	$ 28,858	$ 65,353

(a)   Includes capitalized interest, property taxes, ground leases and certain employee costs.

Supplemental Financial Data
(in thousands, except per share information)

Total Enterprise Value	September 30, 2010	December 31, 2009
Common shares outstanding	97,050	65,568
Units outstanding	295	295
Combined shares and units outstanding	97,345	65,863
Common stock price	$ 4.60	$ 3.60
Market capitalization	$ 447,787	$ 237,107
Series A preferred stock	309,362	309,362
Series C preferred stock	169,412	169,412
Consolidated debt	1,573,402	1,773,314
Noncontrolling interests of consolidated debt	(3,809)	(3,971)
Pro rata share of unconsolidated debt	78,199	107,481
Cash and cash equivalents	(192,478)	(263,531)
Total enterprise value (TEV)	$ 2,381,875	$ 2,329,174

Consolidated Debt Summary
(dollars in thousands)

	Interest Rate (%)	Maturity Date	September 30, 2010	December 31, 2009
Mortgage debt				
Mortgage debt	L + 0.93 [a]	November 2011	$ 250,000	$ 250,000
Mortgage debt	L + 5.10 [b]	April 2015	212,000	—
Mortgage debt	L + 3.50 [c]	August 2011[d]	198,800	200,425
Mortgage debt	9.02	April 2014	114,306	117,422
Mortgage debt[e]	6.66	June - August 2014	69,606	70,917
Mortgage debt	8.77	May 2013	27,770	27,829
Mortgage debt[f]	8.62	May 2010	14,103	14,103
Mortgage debt	5.81	July 2016	11,429	11,741
Mortgage debt	6.15	June 2011	8,157	9,228
Other	4.25	May 2011	502	354
Senior notes				
Senior secured notes[g]	10.00	October 2014	580,070	572,500
Senior notes	8.50 [h]	June 2011	86,659	86,604
Retired debt	—	—	—	412,191
Total			$ 1,573,402	$ 1,773,314

(a) We purchased an interest rate cap that caps LIBOR at 7.8% and expires November 2011 for a $250 million notional amount.

(b) LIBOR for this loan is subject to a 3% floor. We purchased an interest rate cap that caps LIBOR at 5.0% and expires May 2012 for a $212 million notional amount.

(c) LIBOR for this loan is subject to a 2% floor.

(d) This loan can be extended for as many as two years (to 2013), subject to satisfying certain conditions.

(e) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.

(f) We are in the process of transferring this hotel to the lender in full satisfaction of the debt.

(g) These notes have $636 million in aggregate principal outstanding and were sold at a discount that provides an effective yield of 12.875% before transaction costs.

(h) As a result of a rating down-grade in February 2009, the interest rate on the 8½% senior notes increased to 9%.

Schedule of Encumbered Hotels
(dollars in millions)

	September 30, 2010	
Consolidated Debt	**Balance**	**Encumbered Hotels**
CMBS debt	$ 250	Anaheim - ES, Bloomington - ES, Charleston Mills House - HI, Dallas DFW South - ES, Deerfield Beach - ES, Jacksonville - ES, Lexington - HS, Dallas Love Field - ES, Raleigh/Durham - DTGS, San Antonio Airport - HI, Tampa Rocky Point - DTGS and Phoenix Tempe - ES
Mortgage debt	$ 212	Atlanta Buckhead - ES, Atlanta Galleria - SS, Boston Marlboro - ES, Burlington - SH, Corpus Christi - ES, Ft. Lauderdale Cypress Creek - SS, Orlando South - ES, Philadelphia Society Hill - SH and South San Francisco - ES
Mortgage debt	$ 199	Charlotte SouthPark - DT, Houston Medical Center - HI, Myrtle Beach - HLT, Mandalay Beach - ES, Nashville Airport - ES, Philadelphia Independence Mall - HI, Pittsburgh University Center - HI, Santa Barbara, Goleta -HI and Santa Monica at the Pier - HI
Mortgage debt	$ 114	Baton Rouge - ES, Birmingham - ES, Ft. Lauderdale - ES, Miami Airport - ES, Milpitas - ES, Minneapolis Airport - ES and Napa Valley - ES
CMBS debt[a]	$ 70	Atlanta Airport - ES, Austin - DTGS, BWI Airport - ES, Orlando Airport - HI and Phoenix Biltmore - ES
CMBS debt	$ 28	New Orleans Convention Center - ES
CMBS debt	$ 14	Chicago Deerfield - ES
CMBS debt	$ 11	Indianapolis North - ES
CMBS debt	$ 8	Wilmington - DT
Senior secured notes	$ 580	Atlanta Airport - SH, Boston Beacon Hill - HI, Dallas Market Center - ES, Myrtle Beach Resort - ES, Nashville Opryland - Airport - HI, New Orleans French Quarter - HI, Orlando North - ES, Orlando Walt Disney World® - DTGS, San Diego on the Bay - HI, San Francisco Burlingame - ES, San Francisco Fisherman's Wharf - HI, San Francisco Union Square - MAR, Toronto Airport - HI and Toronto Yorkdale - HI

(a)   The hotels under this debt are subject to separate loan agreements and are not cross-collateralized.

Hotel Portfolio Composition

The following table illustrates the distribution of 82 same-store consolidated hotels (excluding the Fairmont Copley Plaza acquired in August 2010) by brand, market and location at September 30, 2010.

Brand	Hotels	Rooms	% of Total Rooms	% of 2009 Hotel EBITDA [a]
Embassy Suites Hotels	46	11,911	50	60
Holiday Inn	15	5,154	22	18
Sheraton and Westin	9	3,217	14	9
Doubletree	7	1,471	6	7
Renaissance and Marriott	3	1,321	6	3
Hilton	2	559	2	3
Market				
South Florida	5	1,439	6	8
Los Angeles area	4	899	4	6
Atlanta	5	1,462	6	6
Orlando	4	1,038	4	4
Philadelphia	2	729	3	4
Minneapolis	3	736	3	4
San Francisco area	6	2,138	9	4
Dallas	4	1,333	6	4
Central California Coast	2	408	2	4
San Antonio	3	874	4	3
Myrtle Beach	2	640	3	3
Boston	2	532	2	3
San Diego	1	600	3	3
Other	39	10,805	45	44
Location				
Suburban	34	8,560	36	32
Urban	20	6,358	27	27
Airport	18	5,788	25	24
Resort	10	2,927	12	17

(a)   Hotel EBITDA is more fully described on page 22.

The following tables set forth occupancy, ADR and RevPAR for the three and nine months ended September 30, 2010 and 2009, and the percentage changes thereto between the periods presented, for 82 same-store consolidated hotels owned for both periods (excludes the Fairmont Copley Plaza acquired in August 2010).

Detailed Operating Statistics by Brand

Occupancy (%)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2010	2009	%Variance	2010	2009	%Variance
Embassy Suites Hotels	73.6	70.0	5.2	73.2	69.1	5.9
Holiday Inn	75.3	73.8	2.1	73.3	69.4	5.6
Sheraton and Westin	66.3	63.6	4.4	66.3	61.0	8.7
Doubletree	74.8	67.5	10.8	74.0	66.2	11.7
Renaissance and Marriott	62.7	66.9	(6.2)	65.3	61.7	5.8
Hilton	80.3	77.1	4.2	66.6	65.1	2.3
Total hotels	72.7	69.8	4.2	71.7	67.4	6.5

ADR ($)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2010	2009	%Variance	2010	2009	%Variance
Embassy Suites Hotels	123.56	123.60	—	125.40	129.86	(3.4)
Holiday Inn	119.41	113.79	4.9	113.82	113.22	0.5
Sheraton and Westin	104.07	100.86	3.2	105.69	109.39	(3.4)
Doubletree	113.11	114.00	(0.8)	116.33	125.87	(7.6)
Renaissance and Marriott	142.59	130.99	8.9	165.27	164.91	0.2
Hilton	142.27	128.93	10.4	124.76	118.12	5.6
Total hotels	120.85	118.42	2.1	121.60	124.72	(2.5)

RevPAR ($)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2010	2009	%Variance	2010	2009	%Variance
Embassy Suites Hotels	90.98	86.49	5.2	91.77	89.71	2.3
Holiday Inn	89.98	83.95	7.2	83.45	78.60	6.2
Sheraton and Westin	69.05	64.11	7.7	70.04	66.70	5.0
Doubletree	84.60	76.95	9.9	86.02	83.32	3.2
Renaissance and Marriott	89.47	87.58	2.2	107.90	101.79	6.0
Hilton	114.20	99.34	15.0	83.12	76.89	8.1
Total hotels	87.83	82.64	6.3	87.25	84.05	3.8

Detailed Operating Statistics for FelCor's Top Markets

Occupancy (%)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2010	2009	%Variance	2010	2009	%Variance
South Florida	72.4	67.2	7.8	77.7	73.3	6.0
Los Angeles area	79.5	75.7	5.1	75.9	72.9	4.2
Atlanta	74.7	72.9	2.5	75.0	70.8	5.9
Orlando	66.5	69.8	(4.7)	73.7	73.6	0.2
Philadelphia	79.2	72.5	9.2	73.4	65.6	11.9
Minneapolis	82.9	77.8	6.4	75.5	68.2	10.8
San Francisco area	83.2	81.6	1.9	75.8	69.5	9.1
Dallas	64.2	58.2	10.2	65.3	59.5	9.8
Central California Coast	83.1	81.0	2.6	77.8	78.2	(0.5)
San Antonio	77.9	74.7	4.3	76.5	72.8	5.1
Myrtle Beach	82.7	80.0	3.4	66.9	66.1	1.2
Boston	84.6	84.4	0.3	82.3	78.4	5.0
San Diego	82.6	76.9	7.3	77.7	71.7	8.3

ADR ($)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2010	2009	%Variance	2010	2009	%Variance
South Florida	100.25	100.94	(0.7)	127.84	132.67	(3.6)
Los Angeles area	146.10	141.69	3.1	138.45	138.03	0.3
Atlanta	104.34	102.90	1.4	104.23	106.24	(1.9)
Orlando	95.50	94.42	1.1	106.27	113.72	(6.6)
Philadelphia	128.12	127.29	0.7	124.93	133.86	(6.7)
Minneapolis	126.95	128.35	(1.1)	126.36	129.03	(2.1)
San Francisco area	144.56	132.57	9.0	133.03	127.32	4.5
Dallas	106.94	108.58	(1.5)	110.27	116.83	(5.6)
Central California Coast	189.59	188.12	0.8	163.34	160.45	1.8
San Antonio	98.46	102.64	(4.1)	98.45	104.75	(6.0)
Myrtle Beach	166.08	159.11	4.4	142.90	139.57	2.4
Boston	148.27	138.86	6.8	137.49	134.62	2.1
San Diego	123.95	123.11	0.7	119.28	127.37	(6.4)

RevPAR ($)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2010	2009	%Variance	2010	2009	%Variance
South Florida	72.61	67.82	7.1	99.29	97.21	2.1
Los Angeles area	116.19	107.26	8.3	105.10	100.57	4.5
Atlanta	77.89	74.98	3.9	78.12	75.18	3.9
Orlando	63.50	65.87	(3.6)	78.37	83.67	(6.3)
Philadelphia	101.42	92.26	9.9	91.69	87.76	4.5
Minneapolis	105.20	99.92	5.3	95.46	87.96	8.5
San Francisco area	120.31	108.24	11.2	100.86	88.52	13.9
Dallas	68.67	63.25	8.6	71.98	69.48	3.6
Central California Coast	157.51	152.39	3.4	127.04	125.43	1.3
San Antonio	76.72	76.70	—	75.28	76.22	(1.2)
Myrtle Beach	137.31	127.24	7.9	95.58	92.29	3.6
Boston	125.51	117.14	7.1	113.20	105.51	7.3
San Diego	102.33	94.72	8.0	92.64	91.36	1.4

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

	Three Months Ended September 30,					
	2010			2009		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$(89,280)			$(25,474)		
Noncontrolling interests	470			334		
Preferred dividends	(9,678)			(9,678)		
Net loss attributable to FelCor common stockholders	(98,488)	95,034	(1.04)	(34,818)	63,086	(0.55)
Depreciation and amortization	36,564	—	0.38	36,866	—	0.58
Depreciation, discontinued operations and unconsolidated entities	3,966	—	0.04	4,726	—	0.07
Noncontrolling interests in FelCor LP	(297)	295	0.01	(160)	296	—
Conversion of options and unvested restricted stock	—	—	—	—	445	—
FFO	(58,255)	95,329	(0.61)	6,614	63,827	0.10
Impairment loss	65,849	—	0.69	—	—	—
Impairment loss, discontinued operations and unconsolidated entities	—	—	—	2,080	—	0.04
Acquisition costs	403	—	—	—	—	—
Extinguishment of debt	(8,036)	—	(0.08)	—	—	—
Conversion costs[(a)]	—	—	—	117	—	—
Severance costs	—	—	—	41	—	—
Lease termination costs	—	—	—	117	—	—
Adjusted FFO	$ (39)	95,329	—	$ 8,969	63,827	$ 0.14

(a) Costs related to the conversion of our San Francisco Union Square hotel to a Marriott.

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

| | Nine Months Ended September 30, | | | | | |
| | 2010 | | | 2009 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$(130,232)			$(57,864)		
Noncontrolling interests	648			465		
Preferred dividends	(29,034)			(29,034)		
Net loss attributable to FelCor common stockholders	(158,618)	75,135	$ (2.11)	(86,433)	63,121	$ (1.37)
Depreciation and amortization	110,454	—	1.47	108,668	—	1.72
Depreciation, discontinued operations and unconsolidated entities	12,060	—	0.16	14,254	—	0.23
Gain on sale of unconsolidated subsidiary	(559)	—	(0.01)	—	—	—
Noncontrolling interests in FelCor LP	(571)	295	—	(399)	296	(0.01)
Conversion of options and unvested restricted stock	—	—	—	—	284	—
FFO	(37,234)	75,430	(0.49)	36,090	63,701	0.57
Impairment loss	79,245	—	1.05	—	—	—
Impairment loss, discontinued operations and unconsolidated entities	7,664	—	0.10	5,516	—	0.08
Acquisition costs	419	—	0.01	—	—	—
Extinguishment of debt	(54,096)	—	(0.72)	594	—	0.01
Conversion costs[a]	—	—	—	447	—	0.01
Severance costs	—	—	—	550	—	0.01
Lease termination costs	—	—	—	469	—	0.01
Adjusted FFO	$ (4,002)	75,430	$ (0.05)	$ 43,666	63,701	$ 0.69

(a) Costs related to the conversion of our San Francisco Union Square hotel to a Marriott.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	**2009**	**2010**	**2009**
Net loss	$(89,280)	$(25,474)	$(130,232)	$(57,864)
Depreciation and amortization	36,564	36,866	110,454	108,668
Depreciation, discontinued operations and unconsolidated entities	3,966	4,726	12,060	14,254
Interest expense	35,251	24,244	107,985	67,874
Interest expense, discontinued operations and unconsolidated entities	1,627	1,249	5,219	4,007
Amortization of stock compensation	1,644	1,122	4,901	3,924
Noncontrolling interests in other partnerships	173	174	77	66
EBITDA	(10,055)	42,907	110,464	140,929
Impairment loss	65,849	—	79,245	—
Impairment loss, discontinued operations and unconsolidated entities	—	2,080	7,664	5,516
Extinguishment of debt	(8,036)	—	(54,096)	594
Acquisition costs	403	—	419	—
Conversion costs[a]	—	117	—	447
Severance costs	—	41	—	550
Lease termination costs	—	117	—	469
Gain on sale of unconsolidated subsidiary	—	—	(559)	—
Adjusted EBITDA	$ 48,161	$ 45,262	$ 143,137	$148,505

(a)   Costs related to the conversion of our San Francisco Union Square hotel to a Marriott.

Reconciliation of Adjusted EBITDA to Hotel EBITDA

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	**2009**	**2010**	**2009**
Adjusted EBITDA	$ 48,161	$ 45,262	$143,137	$ 148,505
Other revenue	(1,421)	(1,280)	(2,793)	(2,554)
Adjusted EBITDA from acquired hotels	(1,520)	—	(1,520)	—
Equity in income from unconsolidated subsidiaries (excluding interest, depreciation and impairment expense)	(5,816)	(5,558)	(15,425)	(14,519)
Noncontrolling interests in other partnerships (excluding interest, depreciation and severance expense)	424	454	1,751	1,899
Consolidated hotel lease expense	11,827	10,893	33,090	31,805
Unconsolidated taxes, insurance and lease expense	(1,801)	(2,024)	(5,555)	(6,041)
Interest income	(104)	(229)	(307)	(573)
Other expenses (excluding conversion costs, severance costs and lease termination costs)	928	751	2,274	2,040
Corporate expenses (excluding amortization expense of stock compensation)	4,920	3,349	18,020	11,905
Gain on sale of asset	—	(723)	—	(723)
Adjusted EBITDA from discontinued operations	(99)	(182)	(599)	(3,389)
Hotel EBITDA	$ 55,499	$ 50,713	$172,073	$ 168,355

Reconciliation of Net Loss to Hotel EBITDA

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	**2009**	**2010**	**2009**
Net loss	$ (89,280)	$ (25,474)	$ (130,232)	$ (57,864)
Discontinued operations	(7,684)	3,426	1,059	4,657
Adjusted EBITDA from acquired hotels	(1,520)	—	(1,520)	—
Equity in loss (income) from unconsolidated entities	(302)	(488)	886	3,197
Consolidated hotel lease expense	11,827	10,893	33,090	31,805
Unconsolidated taxes, insurance and lease expense	(1,801)	(2,024)	(5,555)	(6,041)
Interest expense, net	35,147	24,015	107,678	67,301
Extinguishment of debt	225	—	(45,853)	594
Corporate expenses	6,564	4,471	22,921	15,829
Depreciation and amortization	36,564	36,866	110,454	108,668
Impairment loss	65,849	—	79,245	—
Gain on sale of assets	—	(723)	—	(723)
Other expenses	1,331	1,031	2,693	3,486
Other revenue	(1,421)	(1,280)	(2,793)	(2,554)
Hotel EBITDA	$ 55,499	$ 50,713	$ 172,073	$ 168,355

-more-

Hotel EBITDA and Hotel EBITDA Margin

(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Total revenues	$ 243,365	$ 223,540	$716,730	$ 684,570
Other revenue	(1,421)	(1,280)	(2,793)	(2,554)
Hotel operating revenue	241,944	222,260	713,937	682,016
Less: revenue from acquired hotels	(5,673)	—	(5,673)	—
Same-store hotel operating revenue	236,271	222,260	708,264	682,016
Same-store hotel operating expenses	(180,772)	(171,547)	(536,191)	(513,661)
Hotel EBITDA	$ 55,499	$ 50,713	$172,073	$ 168,355
Hotel EBITDA margin[a]	23.5%	22.8%	24.3%	24.7%

(a) Hotel EBITDA as a percentage of same-store hotel operating revenue.

Reconciliation of Total Operating Expenses to Same-Store Hotel Operating Expenses

(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Total operating expenses	$ 305,259	$ 222,784	$ 783,192	$ 667,408
Unconsolidated taxes, insurance and lease expense	1,801	2,024	5,555	6,041
Consolidated hotel lease expense	(11,827)	(10,893)	(33,090)	(31,805)
Corporate expenses	(6,564)	(4,471)	(22,921)	(15,829)
Depreciation and amortization	(36,564)	(36,866)	(110,454)	(108,668)
Impairment loss	(65,849)	—	(79,245)	—
Acquired hotel expenses	(4,153)	—	(4,153)	—
Other expenses	(1,331)	(1,031)	(2,693)	(3,486)
Same-store hotel operating expenses	$ 180,772	$ 171,547	$ 536,191	$ 513,661

Reconciliation of Ratio of Operating Income (Loss) to Total Revenues to Hotel EBITDA Margin

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	**2009**	**2010**	**2009**
Ratio of operating income (loss) to total revenues	(25.4)%	0.3%	(9.3)%	2.5%
Other revenue	(0.6)	(0.6)	(0.4)	(0.4)
Revenue from acquired hotels	(2.9)	—	(0.7)	—
Unconsolidated taxes, insurance and lease expense	(0.8)	(0.9)	(0.8)	(0.9)
Consolidated hotel lease expense	5.0	4.9	4.7	4.6
Other expenses	0.6	0.6	0.4	0.7
Corporate expenses	2.8	2.0	3.2	2.3
Depreciation and amortization	15.4	16.5	15.5	15.9
Impairment loss	27.7	—	11.1	—
Expenses from acquired hotels	1.7	—	0.6	—
Hotel EBITDA margin	23.5 %	22.8%	24.3 %	24.7%

Reconciliation of Forecasted Net Loss Attributable to FelCor to Forecasted Adjusted FFO and Adjusted EBITDA

(in millions, except per share and unit data)

	Full Year 2010 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount[a]	Dollars	Per Share Amount[a]
Net loss attributable to FelCor	$ (163)		$ (160)	
Preferred dividends	(39)		(39)	
Net loss attributable to FelCor common stockholders	(202) $	(2.53)	(199) $	(2.49)
Depreciation[b]	163		163	
Gain on sale of assets	(1)		(1)	
Noncontrolling interests in FelCor LP	(1)		(1)	
FFO	(41) $	(0.51)	(38) $	(0.47)
Impairment	87		87	
Extinguishment of debt	(60)		(60)	
Adjusted FFO	$ (14) $	(0.17)	$ (11) $	(0.13)
Net loss attributable to FelCor	$ (163)		$ (160)	
Depreciation[b]	163		163	
Interest expense[b]	150		150	
Amortization expense	7		7	
Noncontrolling interests in FelCor LP	(1)		(1)	
EBITDA	156		159	
Impairment	87		87	
Extinguishment of debt	(60)		(60)	
Gain on sale of assets	(1)		(1)	
Adjusted EBITDA	$ 182		$ 185	

    (a)   Weighted average shares and units are 80.9 million.
    (b)   Includes pro rata portion of unconsolidated entities.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items, including but not limited to these described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to extinguishment of debt and interest rate swaps* - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Impairment losses* - We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- *Cumulative effect of a change in accounting principle* - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating from continuing operations all revenues and expenses not directly associated with hotel operations including but not limited to corporate-level expenses; impairment losses; gains or losses on disposition of assets; and gains and losses related to extinguishment of debt. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis. We exclude the effect of impairment losses, gains or losses on disposition of assets, and gains or losses related to extinguishment of debt because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis.

Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to the same measures as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as, the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, Adjusted FFO, Adjusted FFO per share, EBITDA or Adjusted EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. Adjusted FFO per share should not be used as a measure of amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on any single financial measure.